GEE-TEN VENTURES INC.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2005

(With comparative audited figures for May 31, 2005)

(Unaudited)

(PREPARED BY MANAGEMENT)

	Aug 31, 2005	May 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$8,186	$29,705
Goods and Services Tax recoverable	26,341	22,145
Prepaid expenses and deposits	-	7,600
	34,527	59,450

Due from related parties	10,000	10,000
Property, plant and equipment (net)	9,442	7,260
Mineral Properties	195,214	195,214
Deferred Exploration	210,259	203,824
	$459,442	$475,748

LIABILITIES
Current Liabilities
Accrued liabilities and accounts payable	$163,169	$237,201
Due to related parties	18,524	32,233
	181,693	269,434

SHAREHOLDERS' EQUITY

Share Capital	4,519,075	4,089,216
Share subscriptions	50,000	60,790
Contributed surplus	412,824	412,824
Retained earnings (deficit)	(4,704,150)	(4,356,516)
	277,749	206,314
	$459,442	$475,748

See accompanying notes to unaudited financial statements.

GEE-TEN VENTURES INC.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED AUGUST 31, 2005

(With comparative unaudited figures for the three months ended August 31, 2004)

(Unaudited)

(PREPARED BY MANAGEMENT)

	2005	2004
EXPENSES:
Amortization	$519	$1,893
Bank charges and interest	1,701	216
Consulting	48,602	-
Director's fees	4,661	-
Management fees	7,500	7,500
New business search/evaluation	87,242	48,735
Office & telephone	14,118	9,384
Professional fees	45,131	22,537
Promotion, travel and investor relations	130,871	3,057
Regulatory fees	2,890	3,908
Rent	3,915	6,545
Transfer agent	484	1,450
	347,634	105,225
Net loss for the period	347,634	105,225
DEFICIT, BEGINNING OF PERIOD	4,356,516	3,187,931
DEFICIT AT END OF PERIOD	$4,704,150	$3,293,156
BASIC & DILUTED LOSS PER SHARE	$0.02	$0.01

See accompanying notes to unaudited financial statements.

GEE-TEN VENTURES INC.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

FOR THE THREE MONTHS ENDED AUGUST 31, 2005

(With comparative unaudited figures for the three months ended AUGUST 31, 2004)

(Unaudited)

(PREPARED BY MANAGEMENT)

	2005	2004

Exploration
Claim Maintenance Fee	$6,435	$6,935
Deferred exploration for the period	6,435	6,935
Deferred exploration, beginning of period	203,824	131,399
Deferred exploration, end of period	$210,259	$138,334

See accompanying notes to unaudited financial statements.

GEE-TEN VENTURES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31, 2005

(With comparative unaudited figures for the three months ended AUGUST 31, 2004)

(Unaudited and prepared by management)

	2005	2004
Cash provided by (used in):

OPERATING ACTIVITIES:
Loss for the period	$(347,634)	$(105,225)
Changes in non-cash operating working capital:
Goods and services tax receivable	(4,196)	(2,085)
Prepaid expenses and deposits	7,600	(36,140)
Accounts payable and due to related parties	(87,741)	1,316
	(431,971)	(142,134)
Add non-cash items
Amortization	519	1,893
	(431,452)	(140,241)

INVESTING ACTIVITIES:
Deferred exploration costs	(6,435)	(6,935)
Property. Plant & equipment	(2,701)	-
	(9,136)	(6,935)
FINANCING ACTIVITIES
Shares issued pursuant to:
Exercise of warrants	-	9,500
Exercise of options	45,000	-
Private placement	384,859	-
Share subscriptions	(10,790)	100,000
	419,069	109,500
INCREASE (DECREASE) IN CASH	(21,519)	(37,676)
CASH, BEGINNING OF PERIOD	29,705	69,278
CASH AT END OF PERIOD	$8,186	$31,602

See accompanying notes to unaudited financial statements.

GEE-TEN VENTURES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2005 AND 2004

 (Unaudited)

(PREPARED BY MANAGEMENT)

1. Significant Accounting Policies:

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended May 31, 2005.

2. Share Capital:

(a)

	Number of shares	Amount

Balance May 31, 2005	16,899,475	$4,089,216
Issued for private placement	2,109,000	384,859
Issued on exercise of options	225,000	45,000
Balance, August 31, 2005	19,233,475	$4,519,075

(b) The following table summarizes the stock options outstanding and exercisable at August 31, 2005:

EXERCISE	NUMBER	EXPIRY	NUMBER
PRICE	OUTSTANDING	DATE	EXERCISABLE

$0.40	250,000	December 8, 2005	250,000
$0.25	150,000	October 7, 2006	150,000
$0.40	150,000	November 2, 2006	150,000
$0.20	1,325,000	March 14, 2007	1,325,000

	1,875,000		1,875,000

(c) The following warrants were outstanding at August 31, 2005.  Each warrant entitles the holder to purchase one common share of the Company.

	EXERCISE	EXPIRY
NUMBER	PRICE	DATE

500,000	$0.50	May 7, 2006
450,000	$0.45	October 13, 2006
720,000	$0.45	December 30, 2006
2,109,000	$0.30	June 8, 2007